Correspondence

Mary J. Mullany Direct: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

October 6, 2010

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549
Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:
AspenBio Pharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 9, 2010
Form 10-K/A for the Fiscal Year Ended December 31, 2009
Filed April 28, 2010, File No. 001-3367
(collectively, the “2009 Form 10-K”)

Dear Mr. Rosenberg:

We are providing this response letter on behalf of AspenBio Pharma, Inc. (“AspenBio” or the “Company”) with respect to the Staff’s additional comment letter, dated September 28, 2010, regarding the above-referenced filings of the Company.  For your convenience, the Staff’s comments have been reproduced below, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Notes to Financial Statements

9.  Commitments and Contingencies, page 63

1.	Please refer to prior comments nine and ten. Please provide proposed disclosure based on the information in your responses.

RESPONSE:  The Company would propose to revise its disclosure in future filings as follows, with this disclosure based on 2009 information for purposes of this response.  Such revised disclosure is supplemented by information that corresponds to the information we previously provided to the Staff:

Atlanta |  Baltimore |  Bethesda |  Denver |  Las Vegas |  Los Angeles |  New Jersey |  Philadelphia |  Phoenix |  Salt Lake City |  Washington, DC |  Wilmington

United States Securities and Exchange Commission
October 6, 2010

9.	Commitments and Contingencies:
Commitments:

In April 2008, the Company entered into a long term exclusive license and commercialization agreement with Novartis Animal Health, Inc. (the “License Agreement”), to develop and launch the Company’s novel recombinant single-chain bovine products, BoviPure LH™ and BoviPure FSH™. The License Agreement is a collaborative arrangement that provides for a sharing of product development activities, development and registration costs and worldwide product sales.  The Company received an upfront cash payment of $2,000,000, of which 50% was non-refundable upon signing the License Agreement, and the balance is subject to certain conditions, which the Company expects to be substantially achieved in the near future.  Ongoing royalties will be payable to the Company upon product launch based upon net direct product margins as defined and specified under the License Agreement.  AspenBio Pharma has agreed to fund 35% of the product development and registration costs during the development period.  Under the terms of the original license agreement that the Company has with the University of Washington (“University”), a portion of license fees and royalties AspenBio Pharma receives from sublicensing agreements such as the License Agreement, will be paid to the University.  The obligation for such front-end fees, totaling $440,000, was recorded upon receipt of the license fees.  Through December 31, 2009, $190,000 has been paid to the University, and the remaining $250,000 is included with accrued expenses on the accompanying balance sheet.  The remaining net amount of $1,560,000 was recorded as deferred revenue when the Novartis License Agreement was executed in April 2008.

In 2004, the Company entered into an agreement with the University (the “WU Agreement”), under which the Company obtained exclusive proprietary rights to the University’s patent portfolio for use in the animal health industry. Under the agreement, the Company is obligated to make certain minimum annual payments totaling $20,000, plus royalty payments, as defined, based on a percentage of sales of the products. The Company acquired these rights for a total cost of $190,000, of which $60,000 was paid in cash and $130,000 was paid in Company common shares, and the Company agreed to fund $46,550, which has been paid, for consulting and research assistance on one of the Company’s products in development. During January 2008, the Company and the University entered into an amendment of the WU Agreement. The amendment provides for the human therapeutic use of certain of the University’s products. As consideration for this amendment, the Company agreed to pay a total of $125,000 in cash, with $65,000 paid at signing and four quarterly payments thereafter of $15,000. The existing royalty rate was extended to cover these new products and uses.

Revenue recognition related to the Novartis License Agreement and WU Agreement is based primarily on the Company’s consideration of Accounting Standards Codification No. 808-10-45 (EITF 07-1), “Accounting for Collaborative Arrangements,” paragraphs 16-20.  The up-front non-refundable license fees received under the Novartis License Agreement, net of the amounts due to the University have been recorded as deferred revenue and are being amortized over the 152 month term of the License Agreement at inception. The milestone revenue will be recognized as such milestones are achieved over the then remaining term of the License Agreement. The total unamortized deferred revenue associated with the license fees being amortized into income for the periods beyond one year are carried as a long-term liability and the license fees associated with milestones that are subject to unmet conditions plus the portion of the license fees to be amortized into income for the upcoming twelve month period are classified as a current liability.  During the years ended December 31, 2009 and 2008, $63,947 and $47,960, respectively, has been recorded as the amortized license fee income arising from the Novartis License Agreement.

United States Securities and Exchange Commission
October 6, 2010

A tabular summary of the milestone categories and amounts of revenue recognition follows:

Category	Non-refundable	Milestone contingent	Total
Prepaid by Novartis	$1,000,000	$1,000,000	$2,000,000
Due to WU	$(190,000)	$(250,000)	$(440,000)
Net carrying amounts at signing	$810,000	$750,000	$1,560,000
Commencement of revenue recognition	Upon signing	Upon milestone achievement
Amortization period	152 months	T/B/D upon milestone achievement over remaining life

Form 10-K/A for the Fiscal Year Ended December 31, 2009

2.
We note your response to our prior comment 11.  Please provide us an analysis supporting your conclusion that risks arising from your compensation policies and practices are not likely to have a material adverse effect on the company.

RESPONSE:  The Compensation Committee of the Board of Directors reviewed the Company’s compensation policies and practices applicable to all employees, including the Named Executive Officers (“NEOs”), during the preparation of the 2009 Form 10-K.  Such review identified the components of compensation paid to employees, which include base salary, bonus compensation based upon achievement of identified goals and objectives, modest benefit programs, and equity awards, consisting solely of stock option awards.  It was determined that the Company pays salary, bonuses and equity awards at a level the Company believes is necessary to recruit employees in the Company’s location, but does not provide excessive perquisites, salaries or bonuses and does not provide full value equity awards to its employees.  Any performance-based compensation paid is narrowly tailored to achievement of identified Company objectives, not individual goals.  The Company reviewed available information regarding compensation levels at similarly situated companies, and believes that all compensation paid is well within the norms for a publicly traded biotechnology company located in Denver, Colorado.  In addition, the Committee identified that most employee compensation programs focused on compensating employees during employment, as the post-employment arrangements of the Company are modest and equity awards need to be exercised in a brief period of time following termination or employment, or are forfeited.  The Company believes such compensation focus aligns the interests of the Company and its employees.  Further, the Company does not believe its blend of standard compensation arrangements encourages any of its employees to take risks in the performance of their roles with the Company that could have a material adverse effect on the Company.

United States Securities and Exchange Commission
October 6, 2010

Executive Compensation

Annual Incentive Plan, page 15

3.
Please refer to your response to comment 14.  Please confirm that when you describe in your 2010 proxy statement how the pool of available dollars was calculated by the Compensation Committee, you will also discuss the final amount of the bonus pool available for bonus awards.

RESPONSE:  We confirm that the 2010 Proxy Statement will describe how the pool of available dollars was calculated.  See the response to Comment 4 below for the specific disclosure.

4.
Please refer to your response to comments 15, 16 and 17.  Your Compensation Discussion and Analysis does not provide adequate disclosure regarding corporate objectives.  Please provide draft disclosure for your 2010 proxy statement to discuss the following:

•
The corporate performance objectives applicable to each named executive officer and used to determine their annual bonuses.  Your disclosure of corporate objectives on page 15 of your Form 10-K/A must be expanded in this respect.  For example, please describe the veterinary sciences milestones you sought to achieve.  To the extent that any of the performance objectives were quantitative, your disclosure should also be quantitative.

•
The valuation by the Compensation Committee of the level of achievement by each named executive officer of the corporate performance applicable to them.  Specifically, please discuss how the Compensation Committee determined that the corporate objectives were achieved at a 64% level.

•	The individual contributions of each Named Executive Officer that were considered by the Compensation Committee in determining the size of each bonus awarded.

Please clearly state in the proposed disclosure that bonus awards were based solely on the achievement of corporate performance objectives, not individual objectives.

RESPONSE:  The Company intends to provide the following disclosure in its 2010 Proxy Statement regarding its annual incentive plan; which disclosure has been revised to reflect these comments.

United States Securities and Exchange Commission
October 6, 2010

Annual incentive plan

The Named Executive Officers (“NEOs”), other than Daryl Faulkner, participated in the Company’s annual incentive plan for senior management (the “Incentive Plan”) for 2009.  Under the Incentive Plan, management of the Company develops annual corporate goals and milestone objectives that are then approved by the Compensation Committee and the Board.  The Incentive Plan is designed to recognize and reward our employees, including the NEOs, for contributing towards the achievement of this annual corporate business plan.  These annual incentive awards are designed to reward near-term operating performance and the achievement of milestones critical to the Company’s success in both the near and the long-term.  The Compensation Committee believes the Incentive Plan serves as a valuable short-term incentive program for providing cash bonus opportunities for our employees upon achievement of targeted operating results and achievement of corporate objectives.  The 2009 Incentive Plan was 60% weighted on goals related to advancement of development activities surrounding our appendicitis product, with the balance weighted between animal health advances, organizational activities and strategic planning. Specifically, the goals (and weighted factors) were:

•	Advances on AppyScore™ developments (60% of total), including:

o	continuing to advance the Company’s ELISA –based AppyScore product through the FDA process;

o	making advances in the manufacturing process for the cassette and instrument version of the AppyScore product; and

o	performing product and commercialization work in the areas of potential market size, commercialization strategies and reimbursement strategies.

•	Advances on veterinary sciences milestones and strategies relating to the Company’s products in development (10% of total), including:

o	achieving FDA support for zero withdrawal to support luteinizing hormone (“LH”) products in development;

o	completing technology transfers for product manufacturing; and

o	assessing and implementing a strategy for commercializing the Company’s animal health products.

•	Achieve specified organizational goals (10% of total), including:

o	reorganizing the Medical Advisory Board and Animal Health Advisory Board to provide the Company with industry insight and information;

o	identifying leadership for the Company’s animal health business;

o	reviewing and implementing changes, as needed, in the Company’s financial, legal and investor relations consultants and advisors;

United States Securities and Exchange Commission
October 6, 2010

o	performing website maintenance and updates; and

o	implementing facilities changes.

•
Finalize interim strategy for the strategic plan for the business (20% of total), including strategies for the appendicitis and animal health businesses and evaluation of potential fund raising opportunities.

Under the Incentive Plan for 2009, the pool of available dollars was reserved based upon an amount equal to 30% of the base salaries of the officers of the Company, other than the chief executive officer, at the beginning of 2009 for a potential pool of $265,500.  The Compensation Committee then established and quantified the specific corporate objectives to be achieved in 2009, as set forth above.  If the corporate objectives were fully achieved, 100% of that pooled amount would then be distributed among the eligible officers at the end of the fiscal year.

For fiscal 2009, it was determined that the corporate objectives were achieved at a 64% level, therefore the available pool was $169,000.  This determination was made based on achievement of the identified goals as follows:  (1) submission of a 510(k) application for, and significant progress in performing a clinical trial related to, the Company’s ELISA-based AppyScore product; (2) re-formulation of the Company’s Medical Advisory Board; (3) finalizing manufacturing plans for the cassette and instrumentation system for AppyScore; (4) establishment of an initial commercialization strategy for AppyScore; (5) progress on a development strategy for the animal health business; (6) recruitment of leadership for the animal health business; (7) progress in identifying the need for, and making changes to certain of the Company’s consultants and advisors in the financial, legal and investor relations areas; (8) completion of website updates; (9) finalization of facilities changes; and (10) finalization of interim strategies for the appendicitis and animal health businesses and successful completion of a fund raising transaction in September 2009.  Following such determinations, such 64% achievement percentage was applied to the available pool to provide a pool of $169,000 for bonus awards under the 2009 Incentive Plan.  Management then made recommendations, that were reviewed and approved by the Compensation Committee and, ultimately, the Board to allocate such available pool among the officers based upon their contribution, in their respective positions with the Company, to achievement of such corporate objectives.  The Compensation Committee believes the incentive awards were warranted and consistent with the contributions of the NEOs during 2009 to achievement of the targeted corporate objectives.  Management, the Compensation Committee and the Board, in making such determinations, also took into account the length of time during the fiscal year that each NEO was in his position, which impacted Dr. Caspari’s award based on his employment for most, but not all, of 2009.

The Company has a small leadership team, and its members function as part of a unit to achieve the corporate objectives, however, among the NEOs, Dr. Caspari, the Chief Medical Officer and COO, was identified as providing leadership in the achievement of the AppyScore 510(k) submission and clinical trial process, and Medical Advisory Board achievements; Dr. Colgin provided leadership in his role as Chief Scientific Officer in the achievement of the animal health business objectives; Mr. Pusey provided leadership in the fund raising transaction and investor relations assessment and Mr. McGonegal, the Company’s CFO, participated in and provided leadership in the achievement of the manufacturing, financial, facilities, website and fund-raising objectives.  No additional individual goals or objectives were considered in the determination of bonuses awarded under the 2009 Incentive Plan; only the achievement of the above-identified corporate objectives was considered.  The total pool of available dollars was allocated based on such leadership and group participation in meeting the corporate objectives achieved, and the pool of available dollars did not exceed the aggregate available.

United States Securities and Exchange Commission
October 6, 2010

In the case of the chief executive officer’s bonus, the ultimate payout, if any, is determined by the Board of Directors after reviewing the recommendation of the Compensation Committee.  Mr. Faulkner, the CEO from February to December 2009, was not eligible for a bonus under the Incentive Plan in 2009.

*        *        *

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments in the 2009 Form 10-K do not foreclose the Commission from taking any action with respect to the 2009 Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your information, the Company intends to file a preliminary Proxy Statement on October 8, 2010, and intends to mail its 2010 Proxy Statement by no later than October 22, 2010 for an Annual Meeting scheduled to be held on November 22, 2010.  Please direct any questions or comments to me at (215) 864-8631.

Sincerely,

/s/ Mary J. Mullany

Mary J. Mullany

MJM/cdr

cc:           Stephen T. Lundy
Jeffrey G. McGonegal